Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

A C S expertise in action Corporate Overview October 2009

Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995).  Such forward-looking statements and assumptions include, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, indebtedness, litigation, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such forward-looking statements are based upon management’s current knowledge and assumptions about future events and are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the anticipated results, prospects, performance or achievements expressed or implied by such statements.  Such risks and uncertainties include, but are not limited to: (a) the cost and cash flow impact of our debt and our ability to obtain further financing; (b) the complexity of the legal and regulatory environments in which we operate, including the effect of claims and litigation; (c) our oversight by the SEC and other regulatory agencies and investigations by those agencies; (d) our credit rating or further reductions of our credit rating; (e) a decline in revenues from or a loss or failure of significant clients; (f) our ability to recover capital investments in connection with our contracts; (g) possible period-to-period fluctuations in our non-recurring revenues and related cash flows; (h) competition and our ability to compete effectively; (i) dissatisfaction with our services by our clients; (j) our dependency to a significant extent on third party providers, such as subcontractors, a relatively small number of primary software vendors, utility providers and network providers; (k) our ability to identify, acquire or integrate other businesses or technologies; (l) our ability to manage our operations and our growth; (m) termination rights, audits and investigations related to our Government contracts; (n) delays in signing and commencing new business; (o) the effect of some provisions in contracts and our ability to control costs; (p) claims associated with our actuarial consulting and benefit plan management services; (q) claims of infringement of third-party intellectual property rights; (r) laws relating to individually identifiable information; (s) potential breaches of our security system; (t) the impact of budget deficits and/or fluctuations in the number of requests for proposals issued by governments; (u) risks regarding our international and domestic operations; (v) fluctuations in foreign currency exchange rates; (w) our ability to attract and retain necessary technical personnel, skilled management and qualified subcontractors; (x) risks associated with loans that we service; (y) the effect of certain provisions of our certificate of incorporation, bylaws and Delaware law and our stock ownership; (z) the price of our Class A common stock; (aa) the risk that we will not realize all of the anticipated benefits from our proposed transaction with Xerox; (bb) the risk that customer retention and revenue expansion goals for the proposed Xerox transaction will not be met and that disruptions from the proposed Xerox transaction will harm relationships with customers, employees and suppliers; (cc) the risk that unexpected costs will be incurred in connection with the proposed Xerox transaction; (dd) the outcome of litigation, including with respect to the proposed Xerox transaction; (ee) antitrust and other regulatory proceedings to which we may be a party in connection with the proposed Xerox transaction; and (ff) the risk that the proposed Xerox transaction will not close or that our or Xerox’s shareholders fail to approve the proposed Xerox transaction.  For more details on factors that may cause actual results to differ materially from such forward-looking statements, please see Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and other reports from time to time that we file with or furnish to the SEC. Forward-looking statements contained or referenced in this news release speak only as of the date of this release. We disclaim, and do not undertake any obligation to, update or release any revisions to any forward-looking statement. Additional Information The proposed merger transaction involving ACS and Xerox will be submitted to the respective stockholders of ACS and Xerox for their consideration.  In connection with the proposed merger, ACS will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  ACS and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  ACS and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ACS and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from ACS’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. ACS, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of ACS and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of ACS and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about ACS’s executive officers and directors in its Form 10-K filed with the SEC on August 27, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from ACS and Xerox websites using the contact information above. expertise in action A C S expertise in action A C S Strategy Lynn Blodgett, A C S President & Chief Executive Officer

Strategy Our operating philosophy Grow Make long-term decisions Evolve our business Advance our cost competitive culture expertise in action A C S

Strategy: Grow Increased sales headcount = increased sales New business signings (ARR) $1,000 $800 $600 $400 $200 $0 $ in millions FY07 $607 FY08 $801 FY09 $1,018 expertise in action A C S

Strategy: Long-term decisions Client for life Long-term focus Strengthen client relationship Win-win expertise in action A C S

Strategy: Evolve Core competency in acquisitions Evaluate our portfolio Innovation expertise in action A C S

Innovation powers growth Health Enterprise AMP Enterprise Architecture ITIL-Aligned Service Management A C S Benefits iPhone App Electronic Payment Cards (EPC) expertise in action A C S

Strategy: Cost competitive culture Increase global delivery model Project Compete increased global production by approximately 4,000 Delivered run-rate savings of approximately $100 million Savings provide opportunity to invest in our business Sales Innovation Clients expertise in action A C S

Strategy: Cost competitive culture We significantly expanded global production Commercial employee base June 30, 2008 38% Offshore 30,952 18,927 Domestic Offshore June 30, 2009 52% Offshore 28,324 31,035 Domestic Offshore expertise in action A C S

Strategy: XRX + A C S Why This? 1. Xerox needs to continue to diversify into services 2. There are two major options Professional services / systems integration BPO 3. BPO is better because Xerox has already entered the market Managed print services Litigation support Mortgage processing BPO is a larger, less crowded market 4. Document / image technology is core to business processing 5. Xerox is the world leader, by far, in image / document technology expertise in action A C S

Strategy: XRX + A C S Why This? 6. Xerox technology can be applied to a vast array of BPO processes with significant savings 7. Xerox can create substantial value by applying unstructured data technology to BPO processes creating a significant competitive advantage 8. A C S is the world leader in diversified BPO 9. A C S can immediately leverage Xerox Global account management structure to sell more Unstructured data recognition technology to reduce its $3 billion labor spend Global brand credibility to boost sales Xerox R&D to solve BPO0 problems 10. A C S can substantially reduce Xerox administrative and customer care costs making Xerox base business more competitive expertise in action A C S expertise in action A C S Government Segment  Tom Burlin, Executive Vice President & Chief Operating Officer

Government Segment Revenue distribution Commercial Government 60% 40% State & Local Gov't Healthcare Transportation Federal 12% 25% 30% 33% Characteristics of our Government Segment: Recurring revenue Diverse service offerings Revenue generating services Mission critical services Federally funded / needs based services Leveragable technology solutions expertise in action A C S expertise in action A C S Government Solutions

Government Solutions Key service offerings Healthcare Medicaid solutions and fiscal agent operations Pharmacy benefits Health information analytics Enrollment broker Medicaid eligibility Fraud and abuse protection Electronic health records Health information exchange Population health management Care and disease management Federal Loan servicing Healthcare payment processing Health information exchange/EHR Document records management Electronic payment card services Customer Care IT services Cyber security operations State & Local Constituent Services Child support payment processing Human services program modernization Eligibility processing & case management Electronic payment services Unemployment services Customer care, N11 Citizen relief and disaster recovery Public safety and justice solutions Finance & Administration Tax and revenue services Human resources and ERP Records management IT services and systems integration Unclaimed property data management systems Abandoned stock portfolio maintenance Emerging Energy Environment Weatherization Global expansion

Government Solutions We win because... A C S is a leader in government business process services Deep understanding of government programs Operations partner to government We touch millions of citizen's lives every day — reliable, responsive Longevity and commitment to market Applied innovation

Government Solutions Applied innovation Electronic Payment Cards (EPC) Saves millions in check processing for variety of government programs: Temporary Assistance Unemployment Child Support In-home Care Provider Payments Social Security and SSI Applied EPC in 18 states and federal government in 4 years across 25 programs Sophisticated EPPIC platform solution expertise in action A C S

Government Solutions Oklahoma Department of Human Services $12 million in savings The Challenge Highly satisfied client achieving results in all areas — savings, efficiencies, accuracy, citizen service improvements, high satisfaction with providers, reduced fraud and cited as a national model Improve efficiency Improve service across all programs Eliminate manual processes Increase accuracy Reduce overpayments Reduce costs overall  The Solution Electronic Payment Cards (EPC) Electronic Benefits Transfer (EBT) e-Childcare solution EPPIC platform Enrollment planning and design Payment deposits (multiple options) Transaction processing 24/7 customer service The Result Saves $12M per year 100% payment accuracy 100% accuracy on transactions for 300,000 cardholders Faster payments, secure, convenient From 20% child care provider satisfaction rating to 90% Award-winning expertise in action A C S

Government Solutions Update on key contracts Department of Education Indiana Eligibility US Department of the Treasury expertise in action A C S

Government Solutions Our path to growth Continue invest in scalable platforms Leverage commercial solutions Capture short-term Stimulus projects Develop new offerings and new markets: Health Information Technology Energy and Environment Expand globally Enter adjacent markets via acquisitions expertise in action A C S expertise in action A C S Transportation Solutions

Transportation Solutions Key service offerings  TSG SALES OFFICES ACROSS 12 COUNTRIES* AMERICAS Washington DC, US Edmonton, CA Toronto, CA Lima, Peru Santiago, CL Mexico City, MX EUROPE Paris, FR Valence, FR Zurich, CH Bern, CH London, UK Milan, IT Madrid, ES MIDDLE EAST Dubai, UAE ASIA Beijing, CN *Over 20 sales offices across the US. TSG PROJECTS IN MORE THAN 30 COUNTRIES FOCUS ON SIX CORE MARKETS Roadways Public Transport Photo Enforcement On-Street Parking Off-Street Parking Commercial Trucking END-TO-END SERVICE CAPABILITIES System Integration Multi-modal, multi-agency multi-payment integration Enterprise level software development End-to-end technology integration  Turn-Key Solutions Electronic toll lanes Transit ticketing GPS-based asset management  Photo enforcement Parking revenue  Back Office Operations Customer services centers USD$ billions collected and processed annually Business analytics Data warehousing  Violations Processing Capture most types of roadway violations License plate recognition systems Processing Past due collections  Infrastructure Investment Build-operate-transfer (BOT) projects Equity investments Long-term concessions Revenue sharing arrangements

Transportation Solutions A C S participates in a large global market Market opportunity Total $11B 100% 80 60 40 20 0 5.2  Rest of the world Rest of US tolling market A C S USA Roadways 1.8  A C S- Rest of the world Rest of Western Europe A C S West. Europe Public Transport 1.5  Rest of US A C S US/Canada Photo enf. 1.1  Remaining market in current A C S core geography A C S current share in core geography Onstreet parking  1.2  Total available market in rest of the world Remaining market in current A C S core geography Offstreet Parking 0.2  0.1 Company Estimates expertise in action A C S

Transportation Solutions Alternative to standard government procurements Build Contractor Designs program and technical solution Provides overall integration and program management Installs next generation technology (smart cards, cameras, etc.) Provides investment Municipality Establishes objectives Has program oversight  Operate Contractor Operates the program for 5 to 15 years typically Collects a percentage of users' fees to pay back investment Municipality Has program oversight  Transfer Contractor Ensures continuity with transfer of staff, required intellectual property, and technology Municipality Operates the program going forward expertise in action ACS

Transportation Solutions A C S leads speed enforcement market in U.S. 120 Speed Cameras Implemented the largest digital mobile and fixed speed enforcement program in the United States today. The Challenge Reduce dangerous driving and speeding through County school zones Costly enforcement and limited police resources The Solution Deploy a combination of mobile speed and fixed speed cameras throughout the County's school zones Vendor responsible for all processing operations and maintenance THE RESULT In process of identifying/installing 60 additional fixed sites 70% reduction in aggressive speeding in enforced zones expertise in action A C S

Transportation Solutions Our path to growth Increase sales force Build-Operate-Transfer (BOT) programs Focus on industry trends (e.g., HOT lanes, speed enforcement) Enter new verticals in adjacent markets Leverage core competency in acquisitions expertise in action A C S expertise in action A C S Questions? Tom Burlin, Executive Vice President & Chief Operating Officer

expertise in action A C S Commercial Segment  Tom Blodgett, Executive Vice President & Chief Operating Officer

Commercial Segment Revenue distribution Commercial Government 40% 60%  IT Solutions Enterprise Sol & Services Business Process Solutions 32% 33% 35%  Characteristics of our Commercial Segment: Recurring revenue Diverse client base Mission critical services Diverse service offerings Global production model Leveragable technology solutions expertise in action A C S expertise in action A C S IT Solutions

IT Solutions Key service offerings Comprehensive IT Services Remote & hosted managed services Server monitoring & management Managed storage, backup & recovery Managed network services Utility computing IT Commercial Services Managed IT procurement Asset management services Telecommunications expense management  End User Computing Services Help desk / service desk management Desktop On site support & maintenance Messaging solutions IT Strategy & Architecture Service Infrastructure design & consultancy Consolidation & optimization Storage & backup assessment Virtualization  Critical Operations & Risk Management Disaster recovery / business continuity Security services Application Services Lawson application management SAP application management Application development & maintenance expertise in action A C S

Information Technology Solutions Our strategy The A C S IT Services strategy is to enable our client's growth and success through a six-pronged approach: EMEA expansion Client Intimacy Innovation Operational Excellence Alliance/Analyst/Advisor Relations Transformation Capabilities Our mission is a shared one because it is only through our clients that we will be successful expertise in action A C S

IT Solutions Why we win... Innovation Retains Client Innovative solutions retained the client and expanded services THE CHALLENGE Client needed flexible operations partner Client needed vision for the future of IT delivery  THE SOLUTION Advanced Monitoring Solution Dual Datacenter and advance DR strategy Advanced Network Management for end-to-end Network visibility Server Automation tool to meet Security Compliance and Server Automation needs AMP to automate, standardize, and simplify data flow AMP to provide a foundation for cloud computing  The Result Innovation partner Client intimacy Expanded service offerings New revenue opportunities Leveragable solutions expertise in action A C S

IT Solutions Our path to growth Investment in sales Continued investment in innovation Vendor alliances Growth through acquisitions expertise in action A C S expertise in action A C S Enterprise Solutions & Services

Enterprise Solutions & Services

Key service offerings

Buck Consultants

- Communication
- Compensation
- Health and Productivity
- HR Technology and Administration
- Human Capital Management
- Retirement

Total Benefits Outsourcing

- Full scope of benefits admin. for H&W, DB, and DC
- Customized benefits calculator
- Event/transaction processing
- Regulatory/Plan compliance
- Design and implementation of employee communication programs

Human Resources Outsourcing

- Employee services center
- Workforce administration
- Employee data management
- Payroll processing
- Compensation
- Talent Management
- Relocation Services
- Expat Administration
- HR Analytics
- HR Transformation

Learning Services

- Learning strategy, assessment, content design, development and management
- Instructor led, e-learning and virtual classroom
- Learning administration and delivery
- Forecasting, reporting, logistics, and learner care
- Translation services
- Tuition management services

Finance & Accounting

- Procure to pay
- Order to cash
- Accounting
- Treasury / Payroll
- Closing & Reporting
- Financial planning & analysis

Commercial Education

- Customer Care
- Imaging / Document Management
- Billing Services
- Online payments
- Loan origination and servicing
- Financial Aid Processing
- Return of Title IV Refund

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© Affiliated Computer Services, Inc. [ACS] 2008

Enterprise Solutions & Services Applied innovation — A C S Learning virtual worlds Recruiting Onboarding Orientation Process Training Practice Simulations Coaching Mentoring Knowledge Sharing Face-to-Face Facilitated Sessions

Enterprise Solutions & Services Total Benefits Outsourcing Transformation: A leverage-able solution positioned for growth Call Center Manila Operation Virtual Enterprise Skills Based expertise in action A C S

Enterprise Solutions & Services Total Benefits Outsourcing Transformation: A leverage-able solution positioned for growth Call Center Skills Based Manila Operation Virtual Enterprise Portal Integrated Standardized Efficient expertise in action A C S

Enterprise Solutions & Services Total Benefits Outsourcing Transformation: A leverage-able solution positioned for growth Call Center Skills Based Manila Operation Virtual Enterprise Portal Integrated Standardized Efficient  Workflow Management Tool Streamlined Global Workforce Defined Processes  Workflow Automation expertise in action A C S

Enterprise Solutions & Services Total Benefits Outsourcing Transformation: A leverage-able solution positioned for growth Call Center Skills Based Manila Operation Virtual Enterprise Portal Integrated Standardized Efficient  Workflow Management Tool Streamlined Global Workforce Defined Processes  Workflow Automation Service Delivery Model Global Capacity Technology Scalability expertise in action A C S

Enterprise Solutions & Services Our path to growth Continue sales investment Successful launch of fiscal 2009 bookings Gain market share in all key markets Acquire strategically Develop alternate loan markets Innovate, Automate, Optimize expertise in action A C S expertise in action A C S Business Process Solutions

Business Process Solutions
Key service offerings

Communications & Consumer Goods	Healthcare Payer & Insurance	Healthcare Provider	Transactional BPO
▪ Wireless: ▪ Customer acquisitions ▪ Customer care ▪ Device support ▪ Data wireless web support ▪ Loyalty plans Collections ▪ Retail / Consumer Goods: ▪ Supply chain efficiency ▪ Inventory management ▪ Data collection ▪ Customer care ▪ Managed Mobility Services	▪ Customer Care ▪ Healthcare Payer ▪ Transaction processing ▪ Recovery services ▪ Insurance: ▪ Bill review / membership & billing	▪ Consulting ▪ Analytics ▪ Revenue cycle management ▪ Applications delivery ▪ Information technology outsourcing	▪ Transactional: ▪ Ticketing/ fulfillment ▪ On-line check-in support ▪ Data capture, storage & retrieval ▪ Payment processing ▪ Customer care: ▪ Customer support ▪ Frequent flier program assistance ▪ Online Web Booking support ▪ Collections ▪ Transportation/ logistics services: ▪ TripPak ▪ Credit applications ▪ Loan processing ▪ Lease administration expertise in action℠

ACS

Slide 45
© Affiliated Computer Services, Inc. [ACS] 2008

Business Process Solutions The core of exceptional customer service THE CHALLENGE Multi-supplier environment Inconsistent, inaccurate service High attrition among skilled workforce With an unrivaled global brand, the client has a reputation for pushing the boundaries of technological innovation. They needed an innovative partner with a reputation for pushing the boundaries of customer loyalty. THE SOLUTION Deliver exceptional customer experience through: Proactively address industry developments Shared market strategy and optimization Innovative Recruiting Technically savvy & customer focused Enthusiasts of Client’s products Quick implementation and aggressive results #1 CSAT RANKING THE RESULT #1 CSAT spot after just 3 months 93% CSAT - Best results over internal and external providers Fully operational within one month of signing After two months, client increased scope to 1300 agents in three sites: Oregon, Kentucky and North Carolina Adopted concept center approach. Cloned client culture and emulated retail stores to increase agent recruiting and performance. Decreased attrition and increased CSAT expertise in action A C S

Business Process Solutions

Client success story: Wellpoint™ Communications

2nd largest health insurer with about 35M members

WELLPOINT.

By understanding the real issues and goals of the client, the ACS team structured a deal that provided better results for the client and positioned us as the front leader for the solution.

THE CHALLENGE

- Multiple site with no unifying strategy
- No Budget Predictability
- Lack Efficiencies
- Facilities and equipment outdated
- Lack of Alignment the 50+ 3rd party vendors

THE SOLUTION

- Acquired assets
- "On-board/re-badge" WellPoint employees
- Assume and manage existing 3rd Party contracts and equipment leases
- Build and transition operations to new facility
- Partner with third party to deliver technology system for data consolidation and document management
- Go "at risk" for postage savings driven by consolidation

THE RESULT

- Growth comes from happy clients
- Understand the client's ultimate goals
- Tenacity and flexibility
- Innovation, innovation, innovation
- "It takes a village"
- Step outside

expertise in action™

A C S®

Slide 47

© Affiliated Computer Services, Inc. [ACS] 2008

Business Process Solutions Our path to growth Penetrate and radiate Expand service capability Develop end-to-end revenue cycle solution Leverage “Healthcare Communication” Targeted international expansion Innovation through acquisition expertise in action A C S expertise in action A C S Questions? Tom Blodgett, Executive Vice President & Chief Operating Officer

expertise in action A C S Financial Update Kevin Kyser, Executive Vice President & Chief Financial Officer

Financial Diverse revenue Commercial Solutions ~60% of A C S revenue Information Technology Solutions 21% Communications & Consumer Goods 7% Human Capital Management Solutions 14% Healthcare Payer and Insurance 7% Commercial Education & Financial Svcs 4% Healthcare Provider 2% Finance & Accounting 2% Travel, Transportation & Logistics 2% Mortgage & Financial Services 1% Government Solutions ~40% of A C S revenue State & Local 13% Government Healthcare 10% Transportation Solutions 12% Federal Solutions 5%

Financial Update Revenue and margins driven by diverse business mix Revenue Growth  Fiscal 2008 Finance & Accounting Human Capital Management IT Outsourcing Business Process Solutions Gov. Healthcare Federal Gov. Commercial Education & Financial Solutions Transportation State & Local Margins expertise in action A C S

Financial Update Revenue and margins driven by diverse business mix Revenue Growth Finance & Accounting  IT Outsourcing Human Capital Management Transportation State & Local Commercial Education & Financial Solutions Gov. Healthcare Business Process Solutions Federal Gov. Fiscal 2009 Margins expertise in action A C S

Financial Update Financial rationale for out of cycle discounts Client for life Certainty of long-term revenue and profit Healthy ROI expertise in action A C S

Financial Update Ramp of new business impacts key metrics Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 $6 $5 $4 $3 $2 $1 $0 -$1 -$2 -$3 -$4 in millions Revenue EBIT Note: Model above is based on Finance & Accounting contract and may not be indicative of all new business signings. expertise in action A C S

Financial Update We are delivering good, consistent free cash flow Goals Free cash flow 6-8% of revenue Capex 5-7% of revenue Reduce DSO’s Key drivers Capex on new business DSO reduction Supplier payment terms FY07 FY08 FY09 9% 8% 7% 6% 5% 4% 3% 2% 1% 0% expertise in action A C S

Financial Update Potential uses of cash Acquisitions Geographic expansion Increase service offerings Research & development Invest in the business Innovation projects Sales Retire 4.7% senior notes Repurchase shares expertise in action A C S

Financial Update Debt maturities by fiscal year $2,000 $1,500 $1,000 $500 $0 $250 $1,725 $250 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 Senior Notes Term Loan expertise in action A C S

A C S expertise in action Thank you!